August 5, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephen Kim
Lyn Shenk

Re:     MediaAlpha, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-39671

Dear Messrs. Kim and Shenk:

On behalf of MediaAlpha, Inc. (the “Company”), we have set forth below the responses by the Company to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated July 22, 2024 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2023, which was filed on February 22, 2024 (the “Form 10-K”).
The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set forth below each such paragraph is the Company’s response to the Staff’s comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 80

Comment No. 1: Your accounting policy for revenue recognition uses various terms to describe the entities with whom you transact, such as: buyer customers, customers, buyers, partners,

Securities and Exchange Commission
August 5, 2024

suppliers, supply partners, and sellers. It appears you use some terms interchangeably. However, on page 17 of your May 2024 investor presentation, you use different terms, such as publishers and advertisers, to refer to entities with whom you transact. To avoid potential confusion by readers in the use of various terms and to improve consistency between your filing and investor presentation, please revise your disclosure here to refer to the parties (and their respective roles) in your transactions clearly and consistently. For example, given that the term "customer" is defined in ASC 606, we suggest you use that term in the context of ASC 606 and specify which parties are your customers under ASC 606 (e.g., advertisers in the insurance industry (carriers, brokers, agents) are our customers). As another example, consider stating that publishers are your suppliers for Open Marketplace transactions. Finally, it appears you define delivering qualified calls, leads and click transactions as “Consumer Referrals," and then further define Consumer Referrals as “customers” or “buyers." Please revise as appropriate.

Response No. 1: We acknowledge the Staff’s comment and we will enhance our disclosure in future filings to consistently define “customers” in accordance with ASC 606. In our Open Marketplace, our customers are our Demand Partners who are typically insurance carriers looking to purchase high quality Consumer Referrals from us, and the term "Supply Partners" refers to sellers who supply Consumer Referrals to us, including publishers and other insurance carriers looking to monetize Consumer Referrals. In our Private Marketplaces, in which buyers and sellers contract directly, our customers are the Supply Partners, who pay us a fee for providing access to our technology platform for use in delivering Consumer Referrals. In future filings, we will clarify this, use consistent terminology and clearly specify which parties are our customers in each type of transaction. Further, the Company will be consistent in using the term “Consumer Referral,” which refers collectively to qualified calls, leads, and clicks, wherever appropriate in the context. We will also revise our disclosure in other investor materials to improve consistency with the terminology in our filings.

In response to the Staff's comment the Company has included the revised accounting policy for revenue recognition along with its response to Comment No. 2. The Company will include the revised policy in its Form 10-K for the fiscal year ending December 31, 2024.

Comment No. 2: You disclose you identified one performance obligation in your customer contracts, which is the delivery of Consumer Referrals that meet customers’ specifications. Given that your role differs between Open Marketplace and Private Marketplace transactions, please clarify for us why you believe delivery of Consumer Referrals is your performance obligation for Private Marketplace transactions. In this regard, we note that you act as an agent and charge a platform fee for Private Marketplace transactions that are contracted directly between the 'buyers' and 'supply partners.' As part of your response, please tell us how you determined the specified goods or services provided to the customer (end customer) and whether you controlled them. Refer to ASC 606-10-55-36A, 55-37, and 55-38.

Response No. 2: The Company operates within two separate Marketplaces; the Open Marketplace and the Private Marketplace. In Private Marketplace transactions, Demand

Securities and Exchange Commission
August 5, 2024

Partners (buyers) and Supply Partners (sellers) contract with and communicate with each other directly, while leveraging the Company’s platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them through the Company’s platform. In Private Marketplace transactions, the Supply Partner is the Company's customer - the Company contracts with the Supply Partner for use of the platform and charges them a fee for such use that is equal to a contractually agreed percentage of the Transaction Value of each Consumer Referral transacted. The Company’s single performance obligation in such transactions is to provide access to its technology platform for use in delivering Consumer Referrals between the buyers and sellers, and the Company’s fee is recognized as revenue at the time the Consumer Referral is delivered by the Supply Partner to the Demand Partner using the Company’s platform. The Company has no further obligations with respect to the transaction.

The Company does not control the Consumer Referrals delivered by the Supply Partner in Private Marketplace transactions. The Supply Partners use the Company’s platform as the tracking, reporting, optimization, and analytics tool, but maintain their own agreements directly with the Demand Partner and are responsible for billing, collections, and account management.
In accordance with ASC 606-10-55-37, An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.

The Company has determined that in Private Marketplace transactions it does not obtain “control” of the Consumer Referral pursuant to ASC 606-10-25-25 as it does not have the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. The Company does not take title to the Consumer Referrals, and is not involved with the generation or source of such Consumer Referrals, the determination as to which Consumer Referrals will be purchased and sold in such transactions, or setting the pricing or other terms upon which the Consumer Referrals are sold, such as budget allocations or payment terms, and is not involved in billings or collections related to such transactions.

Additionally, ASC 606-10-55-39 provides indicators of an entity that controls the specified goods and services before they are transferred to the customer (and is therefore a principal). The Company evaluated the principal indicators for Consumer Referrals transacted in a Private Marketplace as follows:
-The Company is not responsible for fulfilling the promise to provide the Consumer Referral - the Supply Partner is responsible for providing the Consumer Referral, using the Company’s platform, per the contract between the Supply and Demand Partner.

Securities and Exchange Commission
August 5, 2024

-The Company does not own the Consumer Referral and has no inventory risk. The Consumer Referral is owned by the Supply Partner prior to transfer to the Demand Partner.
-The Company has no discretion in establishing the prices of the Consumer Referral. The prices are established directly between the Supply and Demand Partner and the Company receives only a fee from the Supply Partner based on the Transaction Value of the Consumer Referral.

In accordance with ASC 606-10-55-38, An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

As discussed above, in a Private Marketplace transaction, the Company provides its platform for the Supply Partner as a tracking, reporting, optimization, and analytics tool for their use in transacting with the Demand Partner and once the delivery of the specified Consumer Referral is completed the Company recognizes revenue in the amount of the fee.

For the reasons set forth above, the Company has determined that it has no control over the Consumer Referrals transacted between the Supply and Demand Partners in Private Marketplace transactions, including the timing and price thereof, but rather arranges for the provision of the Consumer Referral by the Supply Partner to the Demand Partner. Accordingly, the Company has determined that it acts as an agent in such transactions. The Company recognizes the fee earned from Private Marketplace transactions when it satisfies its only performance obligations of providing access to its platform and the Consumer Referral is delivered by the Supply Partner to the Demand Partner using the Company’s platform.

In response to the Staff's Comment No. 1 and Comment No. 2, the Company will clarify the description of its significant accounting policy related to revenue recognition in its future filings as follows. Additions to the 2023 Form 10-K disclosure have been bolded and italicized, and deletions have been marked with a strikethrough.
Revenue recognition

The Company conducts business in two distinct business models - Open Marketplace transactions and Private Marketplace transactions. In Open Marketplace transactions, the Company is the principal and generates revenue by delivering qualified calls, leads and click transactions (“Consumer Referrals”) to its ~~buyer~~ customers (Demand Partners) ~~who acquire~~

Securities and Exchange Commission
August 5, 2024

~~Consumer Referrals (“customers” or “buyers”)~~ on its technology platform. In Private Marketplace transactions, the Company acts as an agent facilitating the sale of Consumer Referrals by others, providing access to its platform to the customer (the Supply Partner) as a tracking, reporting, optimization, and analytics tool for their use in transacting with the Demand Partner, and generates revenue by charging the Supply Partner a platform fee on the Consumer Referrals transacted.

The Company recognizes revenue when the ~~Company transfers~~ Consumer Referrals are transferred to ~~its buyers~~ the Demand Partners in an amount that reflects the consideration to which the Company is entitled. The Company recognizes revenue pursuant to the framework contained in Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), as issued by the Financial Accounting Standards Board (“FASB”): (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when the Company satisfies the performance obligations.

The Company’s executed agreements create a valid and enforceable contract with its customers for the delivery of Consumer Referrals to the ~~buyer~~ Demand Partner (in Open Marketplace transaction) or valid and an enforceable service contract with its ~~customers~~ Supply Partners for the use of its platform (in Private Marketplace transactions), as applicable. ~~Generally, the~~ The Company’s contracts with ~~buyers~~ Demand Partners generally specify a period of time covered and a budget governing spend limits. Many of the Company’s agreements with its ~~partners~~ Supply Partners have no fixed term and are cancellable upon 30 or 60 days’ notice without penalty. As a result, the transaction price for the delivery of each Consumer Referral is determined and recorded in real time and no estimation of variable consideration or future consideration is required. ~~The transaction with the Company’s customer is for the delivery of Consumer Referrals.~~

The Company has assessed the services promised in its contracts with customers and has identified one performance obligation in each transaction model. In Open Marketplace transactions, the Company's performance obligation ~~which~~ is the delivery of Consumer Referrals that meet its customers’ (the Demand Partners) specifications, and in Private Marketplace transactions the Company's performance obligation is to provide access to its technology platform for use in delivering Consumer Referral transactions between its customer (the Supply Partner) and the Demand Partner.

Consumer Referral transactions are summarized as follows:
•Click revenue is recognized on a pay-per-click basis and revenue is earned and recognized when a consumer clicks on a listed ~~buyer’s~~ Demand Partner's advertisement, presented subsequent to a consumer search (e.g., auto insurance quote search or health insurance quote search).
•Call revenue is earned and recognized when a consumer transfers to a call ~~buyer~~ Demand Partner and remains engaged for a requisite duration of time, as specified by each buyer.

Securities and Exchange Commission
August 5, 2024

•Lead revenue is recognized when the Company delivers data leads to a ~~buyer~~ Demand Partner. Data leads are generated through insurance carriers or insurance-focused research destination websites who make the data leads available to buy through the Company’s platform or when users complete a full quote request on the Company’s proprietary websites. Delivery occurs at the time of lead transfer.

The Company satisfies its performance obligation as services are provided. The Company does not promise to provide any other significant goods or services to its customers after delivery. The Company generally does not offer a right of return.

The Company bills customers monthly in arrears for Consumer Referrals delivered for Open Marketplace transactions or platform fees for Private Marketplace transactions during the preceding month. The Company’s standard payment terms are typically 30-60 days. Consequently, the Company does not have significant financing components in its arrangements.

In the Company’s Open Marketplace transactions, the Company has control over the Consumer Referrals that are sold to ~~buyers or “demand partners”~~ Demand Partner. In these arrangements, the Company has separate agreements with its ~~customers and~~ suppliers ~~(or “supply partners” or “sellers”)~~ (the Supply Partner) and its customers (the Demand Partner). ~~Suppliers~~ Supply Partners are ~~neither~~ not party to the contractual arrangements with the Company’s customers, nor are the ~~suppliers~~ Supply Partners the beneficiaries of the Company’s customer agreements. The Company earns ~~fees~~ revenue from its ~~customers~~ Demand Partner and separately pays (i) a revenue share to ~~suppliers and~~ Supply Partners or (ii) a fee to internet search companies to drive consumers to the Company’s proprietary websites. The Company is the principal in the Open Marketplace transactions. As a result, the ~~fees~~ price paid by ~~its customers are~~ the Demand Partners for Consumer Referrals sold is recognized as revenue and the ~~fees~~ price paid to ~~its suppliers are~~ the Supply Partner is included in cost of revenue.

~~With respect to~~ In the Company’s Private Marketplace transactions, ~~buyers and supply partners~~ Supply Partners and Demand Partners contract with one another directly and leverage the Company’s platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them through the Company’s platform. The Company charges the Supply Partner a platform fee on the Consumer Referrals transacted. The Company acts as an agent in the Private Marketplace transactions and recognizes revenue for the platform fee received. The Company recognizes revenue concurrent with Consumer Referral transactions that are facilitated by the platform. There are no separate payments made by the Company to ~~supply partners~~ Supply Partners in the Company’s Private Marketplace transactions. The Company has elected to exclude sales tax from revenue as permitted by ASC 606-10.

***

Securities and Exchange Commission
August 5, 2024

Should the Staff have any further questions or comments regarding this submission, please contact the undersigned at (617) 851-2609.

Sincerely,

/s/ Patrick R. Thompson
Patrick R. Thompson
Chief Financial Officer and Treasurer